Exhibit (e)(6)

FORESCOUT TECHNOLOGIES, INC.

EMPLOYMENT AGREEMENT

This Employment Agreement (“Agreement”) is entered into by and between Forescout Technologies, Inc., a Delaware corporation (the “Company”), and Nicholas Noviello (“Executive,” and collectively referred to as the “Parties”). This Agreement is dated July 14, 2020, and is effective as of the first business day following the commencement of the tender offer to acquire the Company by affiliates of Advent International Corporation (“Advent”) (such date, the “Effective Date”).

WHEREAS, the Company desires to employ Executive and Executive desires to be employed by the Company on the terms of this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

1.             EMPLOYMENT.

1.1.         Term. As of the Effective Date, Executive agrees to commence employment with the Company pursuant to the terms of this Agreement. This Agreement shall have a term of one (1) year beginning on the Effective Date (the “Initial Employment Term”). On the last day of the Initial Employment Term, this Agreement will renew automatically for additional, successive one year terms (each, a “Renewal Term”) unless one Party provides the other Party with written notice of non-renewal at least 30 days prior to the date of automatic renewal, in which case this Agreement will expire at the end of the Initial Employment Term or Renewal Term, as applicable (the Initial Employment Term and any successive Renewal Terms during which this Agreement remains in effect, collectively, the “Term”). Non-renewal at the end of the Initial Employment Term or a Renewal Term shall constitute neither a termination without Cause (as defined below) nor a resignation for Good Reason (as defined below) under this Agreement. In the event that a Change in Control (as defined below) occurs during the Term, the Term automatically will be extended for a period of 12 months following the Change in Control. In addition, to the extent that a definitive agreement for a transaction that, if consummated, would result in a Change in Control has been signed, the Company may not give a Notice of Non-Renewal until after the Change in Control has occurred or such definitive agreement has been terminated in accordance with its terms. Upon the termination of Executive’s employment with the Company, Executive will resign from all directorships, offices, and other positions that Executive may hold in the Company and all of its affiliates, unless otherwise agreed to by the Company.

1.2.         Position and Duties.

1.2.1.      Executive Position. As of the Effective Date, Executive agrees to serve as Chief Operating Officer of the Company, under the terms of this Agreement. Executive will report directly to the Company’s Chief Executive Officer (“CEO”). Executive shall render such business and professional services in the performance of Executive’s duties, consistent with Executive’s position within the Company, as will be reasonably assigned to Executive by the Company’s Board of Directors (“Board”) or the CEO. Executive’s principal place of employment will be San Jose, California.

1.2.2.      Obligations. During the Term, Executive will perform Executive’s duties faithfully and to the best of Executive’s ability and will devote Executive’s full business efforts and time to the business and affairs of the Company. During the Term, Executive agrees not to actively engage in any other employment, occupation or consulting activity for any direct or indirect remuneration without the prior written approval of the Board. Executive may serve on the boards of directors of other companies, with the prior written approval of the Board, and engage in religious, charitable or other community activities as long as such services and activities are

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disclosed to the Board in writing in advance and do not materially interfere with Executive’s performance of Executive’s duties to the Company as provided in this Agreement. It is agreed that prior to the Effective Date, Executive will resign from all positions with Advent and its affiliates, and will provide appropriate evidence of such resignation to the Company.

2.             COMPENSATION AND RELATED MATTERS.

2.1.         Base Salary. During the Term, Executive’s initial annual base salary shall be $500,000. Executive’s base salary shall be reassessed and determined periodically by the Board or the Company’s Compensation Committee (the “Committee”), as appropriate, in its sole discretion. The annual base salary in effect at any given time is referred to herein as “Base Salary.” The Base Salary shall be payable in a manner that is consistent with the Company’s usual payroll practices for senior executives and will be subject to applicable tax and other required withholdings.

2.2.         Incentive Compensation. During the Term, Executive shall be eligible to receive cash incentive compensation as determined by the Board or the Committee, in its sole discretion, from time to time. Executive’s target annual incentive compensation shall be determined by the Board or the Committee, as applicable, after consultation with Executive, and will be awarded based on the objective and/or subjective criteria established and approved by the Board or the Committee, as applicable. The Board or Committee shall have the sole discretion to determine whether Executive has earned any bonus and, if so, the amount of such bonus.

2.3.         Equity. Following the Merger (as defined below) and during the Term, Executive will be eligible to receive grants of stock-based awards covering shares of the Company’s common stock to be determined from time to time by and in the sole discretion of the Board or the Committee (including without limitation, the determination of the amount of such awards, number of shares, and/or value of such awards granted and the terms and conditions thereof, subject to any acceleration provisions contained herein).

2.4.         Expenses. During the Term, the Company will reimburse Executive for reasonable travel, entertainment or other expenses incurred by Executive in the furtherance of or in connection with the performance of Executive’s duties, in accordance with the Company expense reimbursement policy applicable at the time the expenses are incurred.

2.5.         Paid Time Off. During the Term, Executive shall be entitled to receive paid time off in accordance with the Company’s policies, as in effect from time to time.

2.6.         Other Benefits. Aside from those benefits and compensation specified above, during the Term, Executive will be entitled to participate in such other benefit plans, programs, policies or other arrangements of the Company, if any, on similar terms and conditions as other similarly-situated senior executives of the Company to the extent that Executive is eligible to participate pursuant to the terms of such plans, programs, policies, or other arrangements. The Company reserves the right to cancel or change such benefit plans, programs, policies and other arrangements it offers to its employees or executives at any time and for any reason.

3.             TERMINATION AND NOTICE OF TERMINATION.

During the Term, Executive’s employment may be terminated without any breach of this Agreement under the following circumstances:

3.1.         Death. Executive’s employment shall terminate upon Executive’s death.

3.2.         Disability. The Company may terminate Executive’s employment if Executive becomes Disabled (as defined below). Nothing in this Section 3.2 shall be construed to waive Executive’s rights, if any, under existing law including, without limitation, the Family and Medical Leave Act of 1993, 29 U.S.C. §2601 et seq. and the Americans with Disabilities Act, 42 U.S.C. §12101 et seq.

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3.3.         Termination by Company for Cause. The Company may terminate Executive’s employment at any time for Cause (as defined below) by a vote of the Board at a meeting of the Board called and held for such purpose so long as Executive has reasonable notice of such meeting and is allowed to be represented by counsel at such meeting.

3.4.         Termination Without Cause. The Company may terminate Executive’s employment with the Company at any time without Cause. Any termination by the Company of Executive’s employment under this Agreement that does not constitute a termination for Cause under Section 3.3 and does not result from Executive’s death or Executive becoming Disabled under Sections 3.1 or 3.2 shall be deemed a termination without Cause.

3.5.         Termination by Executive. Executive may terminate Executive’s employment with the Company at any time for any reason, including but not limited to Good Reason (as defined below).

3.6.         Notice of Termination. Except for termination as specified in Section 3.1 or 3.3, any termination of Executive’s employment by the Company or any such termination by Executive shall be communicated by written Notice of Termination to the other Party hereto. For purposes of this Agreement, a “Notice of Termination” shall mean a notice that indicates the specific termination provision in this Agreement relied upon. In the event that Executive delivers a Notice of Termination to the Company, the Company may unilaterally accelerate the date of termination of Executive’s employment and such acceleration shall not result in a termination by the Company for purposes of this Agreement.

4.             ACCRUED BENEFITS UPON TERMINATION.

If Executive’s employment with the Company is terminated for any reason (including any of the reasons set forth in Section 3), the Company shall pay or provide to Executive (or to Executive’s authorized representative or estate) (i) any Base Salary earned through the date of termination of Executive’s employment with the Company (the “Date of Termination”), unpaid expense reimbursements (subject to, and in accordance with, Section 2.4 of this Agreement) and accrued but unused vacation; and (ii) any vested benefits Executive may have under any employee benefit plan of the Company through the Date of Termination, which vested benefits shall be paid and/or provided in accordance with the terms of such employee benefit plans (collectively, the “Accrued Benefits”).

5.             TERMINATION BY THE COMPANY WITHOUT CAUSE OR BY EXECUTIVE FOR GOOD REASON OTHER THAN DURING THE CHANGE IN CONTROL PERIOD.

During the Term, if Executive’s employment is terminated by the Company without Cause as provided in Section 3.4, or Executive terminates Executive’s employment with the Company for Good Reason as provided in Section 3.5, then subject to Executive signing the Company’s standard separation agreement and release in substantially the form attached hereto as Exhibit A (the “Release”), and the Release becoming effective and irrevocable within 60 days after the Date of Termination (such deadline date, the “Release Deadline Date”), Executive will receive the following under Sections 5.1 through 5.2:

5.1.         Cash Severance. A lump sum cash amount equal to 100% of the sum of (a) Executive’s Base Salary; and

5.2.         COBRA Severance. A lump sum cash amount equal to the product of 12 months, multiplied by the monthly premium pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), that Executive would be required to pay to continue the group health coverage in effect on the Date of Termination for Executive and any of Executive’s eligible dependents (which amount will be based on the premium for the first month of COBRA coverage).

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5.3.         Subject to Section 10, the amounts payable under this Section 5, less applicable deductions and withholding, shall be paid out in a single lump sum within 60 days following the Date of Termination, provided, however, that if the 60-day period begins in one calendar year and ends in a second calendar year, the amounts payable under this Section 5 shall be paid in the second calendar year.

6.             CHANGE IN CONTROL.

The provisions of this Section 6 and the enhanced compensation and benefits under Section 7 are intended to assure and encourage in advance Executive’s continued attention and dedication to Executive’s assigned duties and Executive’s objectivity during the pendency and after the occurrence of a Change in Control of the Company. These provisions shall apply in lieu of, and expressly supersede, the provisions of Section 5 regarding severance pay and benefits upon a termination of employment, if such termination of employment occurs during the Change in Control Period (as defined below). These provisions shall terminate and be of no further force or effect beginning 12 months after a Change in Control.

7.             TERMINATION BY THE COMPANY WITHOUT CAUSE OR BY EXECUTIVE FOR GOOD REASON DURING THE CHANGE IN CONTROL PERIOD.

During the Term, if during the Change in Control Period, Executive’s employment is terminated by the Company without Cause or Executive terminates Executive’s employment for Good Reason, then subject to Executive signing and not revoking the Release and the Release becoming effective and irrevocable by the Release Deadline Date, Executive will receive the following under Sections 7.1 through 7.3:

7.1.         Cash Severance. A lump sum cash amount equal to 100% of the sum of (a) Executive’s then-current Base Salary (or Executive’s Base Salary in effect immediately prior to the Change in Control, if higher) plus (b) Executive’s target annual incentive compensation, as determined under Section 2.2; and

7.2.         Vesting Acceleration. 100% of the unvested portion of all Equity Awards shall immediately accelerate and become fully exercisable or non-forfeitable as of the Date of Termination. To the extent that any Equity Award was eligible to vest in full or in part based on performance, the performance component shall be deemed to have been achieved at target. If any Equity Award will not continue through assumption or substitution after the Change in Control, such award will be fully vested immediately prior to the Change in Control; and

7.3.         COBRA Severance. A lump sum cash amount equal to the product of 12 months, multiplied by the monthly premium pursuant to COBRA, that Executive would be required to pay to continue the group health coverage in effect on the Date of Termination (which amount will be based on the premium for the first month of COBRA coverage).

7.4.         Subject to Section 10, the amounts payable under this Section 7, less applicable deductions and withholding, shall be paid out in a single lump sum within 60 days following the Date of Termination (or, if later, and to the extent such amount is not otherwise payable pursuant to Section 5, the date of the Change in Control), provided, however, that if the 60-day period begins in one calendar year and ends in a second calendar year, the amounts payable under this Section 7 shall be paid in the second calendar year.

8.             SECTION 280G LIMITATION ON PAYMENTS.

8.1.         If any compensation, payment or distribution by the Company to or for the benefit of Executive, whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise, calculated in a manner consistent with Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”) and the applicable regulations thereunder (the “280G Amounts”), (a) constitutes a “parachute payment” within the meaning of Code Section 280G and (b) but for this Section 8, would be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then the 280G Amounts will be either (x) delivered in full; or

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(y) delivered as to such lesser extent that would result in no portion of the 280G Amounts being subject to the Excise Tax; whichever of the foregoing amounts, taking into account the applicable federal, state and local income taxes and the Excise Tax, results in the receipt by the Covered Employee on an after-tax basis, of the greatest amount of 280G Amounts, notwithstanding that all or some portion of the 280G Amounts may be taxable under Section 4999 of the Code.

8.2.         If a reduction of 280G Amounts is made in accordance with this Section 8, the reduction will occur, with respect to the 280G Amounts considered parachute payments within the meaning of Section 280G of the Code, in the following order: (a) cash payments not subject to Section 409A (as defined below) in reverse chronological order (that is, the cash payment owed on the latest date following the occurrence of the event triggering the Excise Tax will be the first cash payment to be reduced); (b) cash payments subject to Section 409A in reverse chronological order (that is, the cash payment owed on the latest date following the occurrence of the event triggering the Excise Tax will be the first cash payment to be reduced); (c) equity award payments and acceleration in the reverse order of date of grant of the equity awards (that is, the vesting of the most recently granted equity awards will be cancelled first); and (d) non-cash forms of benefits in reverse chronological order (that is, the benefit owed on the latest date following the occurrence of the event triggering the Excise Tax will be the first benefit to be reduced). In no event will Executive have any discretion with respect to the ordering of payment reductions.

8.3.         Unless the Company and the Covered Employee otherwise agree in writing, any determination required under this Section 8 shall be made in writing by a nationally recognized accounting or valuation firm selected by the Company (the “Accounting Firm”). For purposes of determining whether any reduction under this Section 8 shall apply to any 280G Amounts, Executive shall be deemed to pay federal income taxes at the highest marginal rate of federal income taxation applicable to individuals for the calendar year in which the determination is to be made, and state and local income taxes at the highest marginal rates of individual taxation in the state and locality of Executive’s residence on the Date of Termination, net of the maximum reduction in federal income taxes which could be obtained from deduction of such state and local taxes. For purposes of making the calculations required by this Section 8, the Firm may make reasonable assumptions and approximations concerning applicable taxes and may rely on reasonable, good faith interpretations concerning the application of Sections 280G and 4999 of the Code. Any determination by the Accounting Firm shall be conclusive and binding upon the Company and Executive for all purposes. The Company and the Covered Employee will furnish to the Firm such information and documents as the Firm may reasonably request in order to make a determination under this Section 8. The Company will bear the costs and make all payments for the Firm’s services in connection with any calculations contemplated by this Section 8.

8.4.         If, notwithstanding any reduction described in this Section 8, the IRS determines that Executive is liable for the Excise Tax as a result of the receipt of the payment of benefits as described above, then Executive shall be obligated to pay back to the Company, within thirty (30) days after a final IRS determination or in the event that Executive challenges the final IRS determination, a final judicial determination, a portion of the payment equal to the “Repayment Amount.”  The “Repayment Amount” with respect to the payment of benefits shall be the smallest such amount, if any, as shall be required to be paid to the Company so that Executive’s net after-tax proceeds with respect to any payment of benefits (after taking into account the payment of the Excise Tax and all other applicable taxes imposed on such payment) shall be maximized. The Repayment Amount with respect to the payment of benefits shall be zero if a Repayment Amount of more than zero would not result in Executive’s net after-tax proceeds with respect to the payment of such benefits being maximized. If the Excise Tax is not eliminated pursuant to this paragraph, Executive shall pay the Excise Tax.

8.5.         Notwithstanding any other provision of this Section 8, if (a) there is a reduction in the payment of benefits as described in this Section 8, (b) the IRS later determines that Executive is liable for the Excise Tax, the payment of which would result in the maximization of Executive’s net after-tax proceeds (calculated as if Executive’s benefits had not previously been reduced), and (c) Executive pays the Excise Tax, then the Company shall pay to

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Executive those benefits which were reduced pursuant to this Section 8 contemporaneously or as soon as administratively possible after Executive pays the Excise Tax so that Executive’s net after-tax proceeds with respect to the payment of benefits is maximized.

9.             CERTAIN DEFINITIONS.

9.1.         Cause. For purposes of this Agreement, “Cause” shall mean:

(a)           a material act of dishonesty made by Executive in connection with Executive’s responsibilities as an employee;

(b)           Executive being convicted of, or Executive’s plea of nolo contendere to, a felony or any crime involving fraud or embezzlement;

(c)           Executive’s gross misconduct in connection with the performance of Executive’s duties;

(d)           Executive’s willful breach of any material obligations under any written agreement or covenant with the Company;

(e)           Executive’s failure to cooperate in good faith with a governmental or internal investigation of the Company or its directors, officers or employees, if the Company has requested Executive’s cooperation;

(f)            Executive’s continued failure to perform Executive’s employment duties after Executive has received a written demand of performance from the Company which specifically sets forth the factual basis for the Company’s belief that Executive has not substantially performed Executive’s duties; or

(g)           Executive’s failure to secure the right to work in the United States pursuant to Section 1.3.

Provided however that “Cause” will not be deemed to exist in the event of clauses (e) and (f) unless Executive has been provided with (x) thirty (30) days written notice by the Board of the act or omission constituting “Cause” and (y) thirty (30) days opportunity to cure such act or omission, if capable of cure.

9.2.         Change in Control. For purposes of this Agreement, “Change in Control” shall mean any of the following, other than the Merger:

(a)           A change in the ownership of the Company which occurs on the date that any one person, or more than one person acting as a group (“Person”), acquires ownership of the stock of the Company that, with the stock held by such Person, constitutes more than 50% of the total voting power of the stock of the Company; provided, that for this Section 9.2(a), the acquisition of additional stock by any one Person, who prior to such acquisition is considered to own more than 50% of the total voting power of the stock of the Company will not be considered a Change in Control. Further, if the stockholders of the Company immediately before such change in ownership continue to retain immediately after the change in ownership, in substantially the same proportions as their ownership of shares of the Company’s voting stock immediately prior to the change in ownership, direct or indirect beneficial ownership of 50% or more of the total voting power of the stock of the Company, such event shall not be considered a Change in Control under this Section 9.2(a). For this purpose, indirect beneficial ownership shall include, without limitation, an interest resulting from ownership of the voting securities of one or more corporations or other business entities which own the Company, as the case may be, either directly or through one or more subsidiary corporations or other business entities; or

(b)           A change in the effective control of the Company which occurs on the date a majority of members of the Board is replaced during any 12-month period by Directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the appointment or election. For this Section 9.2(b), if any Person is in effective control of the Company, the acquisition of additional control of the Company by the same Person will not be considered a Change in Control; or

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(c)           A change in the ownership of a substantial portion of the Company’s assets which occurs on the date that any Person acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such Person or Persons) assets from the Company that have a total gross fair market value equal to or more than 50% of the total gross fair market value of all of the assets of the Company immediately prior to such acquisition or acquisitions; provided, that for this Section 9.2(c), the following will not constitute a change in the ownership of a substantial portion of the Company’s assets:

(i)            a transfer to an entity controlled by the Company’s stockholders immediately after the transfer, or

(ii)           a transfer of assets by the Company to:

(A)          a stockholder of the Company (immediately before the asset transfer) in exchange for or with respect to the Company’s stock,

(B)          an entity, 50% or more of the total value or voting power of which is owned, directly or indirectly, by the Company,

(C)          a Person, that owns, directly or indirectly, 50% or more of the total value or voting power of all the outstanding stock of the Company, or

(D)          an entity, at least 50% of the total value or voting power of which is owned, directly or indirectly, by a Person described in subsections 9.2(c)(ii)(A) to 9.2(c)(ii)(C).

For this definition, gross fair market value means the value of the assets of the Company, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets. For this definition, persons will be acting as a group if they are owners of a corporation that enters into a merger, consolidation, purchase or acquisition of stock, or similar business transaction with the Company.

A transaction will not be a Change in Control: (x) unless the transaction qualifies as a change in control event within the meaning of Section 409A; or (y) if its primary purpose is to (1) change the state of the Company’s incorporation, or (2) create a holding company owned in substantially the same proportions by the persons who held the Company’s securities immediately before such transaction.

9.3.         Change in Control Period. For purposes of this Agreement, “Change in Control Period” shall mean the period beginning on the date three months prior to the first Change in Control to occur on or after the Effective Date and ending on the date 12 months after such Change in Control.

9.4.         Disabled. For purposes of this Agreement, “Disabled” shall mean Executive being unable to perform the essential functions of Executive’s then existing position or positions under this Agreement with or without reasonable accommodation. If any question shall arise as to whether during any period Executive is Disabled so as to be unable to perform the essential functions of Executive’s then existing position or positions with or without reasonable accommodation, Executive may, and at the request of the Company shall, in accordance with all applicable laws, submit to the Company a certification in reasonable detail by a medical provider as to whether Executive is so Disabled.  If such question shall arise and Executive shall fail to submit such certification, the Company’s determination of such issue shall be binding on Executive.

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9.5.         Good Reason. For purposes of this Agreement, “Good Reason” shall mean the occurrence of any of the following events, without Executive’s written consent:

(a)           a material reduction of Executive’s Base Salary;

(b)           a material reduction of Executive’s target cash incentive opportunity as set forth herein or as increased during the course of Executive’s employment with the Company;

(c)           a material reduction in Executive’s duties, authority, reporting relationship or responsibilities;

(d)           a requirement that Executive relocate to a location more than fifty (50) miles from Executive’s then-current office location;

(e)           a material violation by the Company of a material term of any employment, severance or change of control agreement between Executive and the Company; or

(f)            a failure by any successor entity to the Company to assume this Agreement.

A termination by Executive for Good Reason will not be deemed to have occurred unless Executive gives the Company written notice of the condition within ninety (90) days after the condition comes into existence, the Company fails to remedy the condition within thirty (30) days after receiving the written notice (the “Cure Period”), and Executive terminates Executive’s employment with the Company within ninety (90) days following the expiration of the Cure Period.

9.6.         Merger.  For the purposes of this Agreement, “Merger” means the transactions contemplated under that certain Amended and Restated Agreement and Plan of Merger (as it may be amended from time to time), dated July 15, 2020, by Forescout, Ferrari Group Holdings, L.P., and Ferrari Merger Sub, Inc.

9.7.         Section 409A. For purposes of this Agreement, “Section 409A” shall mean Section 409A of the Code and the regulations and any guidance promulgated thereunder and any state law equivalent thereof.

10.          SECTION 409A.

10.1.       Notwithstanding anything to the contrary in this Agreement, no separation payments or benefits to be provided to Executive, if any, pursuant to this Agreement that, when considered together with any other separation payments or benefits, are considered deferred compensation under Section 409A (together, the “Deferred Payments”) will be provided until Executive has a “separation from service” within the meaning of Section 409A. Similarly, no separation payments or benefits to be provided to Executive, if any, pursuant to this Agreement that otherwise would be exempt from Section 409A pursuant to Treasury Regulations Section 1.409A-1(b)(9) will be payable until Executive has a “separation from service” within the meaning of Section 409A. Further, provided that the Release becomes effective and irrevocable in accordance with Sections 5 or 7, as applicable, in the event that the termination of Executive’s employment occurs at a time during the calendar year when the Release could become effective in the calendar year immediately following the calendar year in which the termination of Executive’s employment occurs (regardless of which calendar year the Release actually becomes effective and irrevocable), then any severance payments that would be considered Deferred Payments that otherwise are payable between the date of termination of Executive’s employment and the Release Deadline Date will be paid, or in the case of installments, will commence, on the Release Deadline Date, and any remaining or other severance payments will be paid in accordance with their payment schedule as provided in this Agreement.

10.2.       It is intended that none of the severance payments under this Agreement will constitute Deferred Payments but rather will be exempt from Section 409A as payments that would fall within the “short-term deferral

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period” as described in Section 10.4 below or resulting from an involuntary separation from service as described in Section 10.5 below. In no event will Executive have discretion to determine the taxable year of payment of any Deferred Payment.

10.3.       Notwithstanding anything to the contrary in this Agreement, if Executive is a “specified employee” within the meaning of Section 409A at the time of Executive’s separation from service (other than due to death), then the Deferred Payments, if any, that are payable within the first six months following Executive’s separation from service, will become payable on the first payroll date that occurs on or after the date six months and one day following the date of Executive’s separation from service. All subsequent Deferred Payments, if any, will be payable in accordance with the payment schedule applicable to each payment or benefit. Notwithstanding anything herein to the contrary, in the event of Executive’s death following Executive’s separation from service, but before the 6 month anniversary of the separation from service, then any payments delayed in accordance with this paragraph will be payable in a lump sum as soon as administratively practicable after the date of Executive’s death and all other Deferred Payments will be payable in accordance with the payment schedule applicable to each payment or benefit. Each payment and benefit payable under this Agreement is intended to constitute a separate payment under Section 1.409A-2(b)(2) of the Treasury Regulations.

10.4.       Any amount paid under this Agreement that satisfies the requirements of the “short-term deferral” rule set forth in Section 1.409A-1(b)(4) of the Treasury Regulations will not constitute Deferred Payments for purposes of clause (a) above.

10.5.       Any amount paid under this Agreement that qualifies as a payment made as a result of an involuntary separation from service pursuant to Section 1.409A-1(b)(9)(iii) of the Treasury Regulations that does not exceed the Section 409A Limit will not constitute Deferred Payments for purposes of Section 10.1 above.

10.6.       The foregoing provisions are intended to comply with or be exempt from the requirements of Section 409A so that none of the separation payments and benefits to be provided hereunder will be subject to the additional tax imposed under Section 409A, and any ambiguities or ambiguous terms herein will be interpreted to so comply or be exempt. For purposes of this Agreement, to the extent required to be exempt from or comply with Section 409A with respect to any separation payments or benefits, references to Executive’s “termination of employment,” “Date of Termination,” or other similar phrases will be references to Executive’s “separation from service” within the meaning of Section 409A. The Company and Executive agree to work together in good faith to consider amendments to this Agreement and to take such reasonable actions which are necessary, appropriate or desirable to avoid imposition of any additional tax or income recognition before actual payment to Executive under Section 409A. In no event will the Company have any responsibility, liability or obligation to reimburse, indemnify, or hold harmless Executive for any taxes imposed or other costs incurred as result of Section 409A.

11.          Confidential Information. Concurrently with the execution of this Agreement, Executive agrees to enter into the At-Will Employment, Confidential Information, Invention Assignment, and Arbitration Agreement by and between Executive and the Company attached hereto as Exhibit B (the “Confidentiality Agreement”).

12.          Miscellaneous.

12.1.       Consent to Jurisdiction. To the extent that any court action is permitted consistent with this Agreement and the Confidentiality Agreement, the Parties hereby consent to the jurisdiction of the Superior Court of the State of California and the United States District Court for the District of Northern California. Accordingly, with respect to any such court action, each Party (a) submits to the personal jurisdiction of such courts; (b) consents to service of process; and (c) waives any other requirement (whether imposed by statute, rule of court, or otherwise) with respect to personal jurisdiction or service of process.

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12.2.       Integration. This Agreement and the Confidentiality Agreement constitute the entire agreement between the Parties with respect to the subject matter hereof.  This Agreement supersedes and terminates all prior agreements between the Parties concerning such subject matter, including, for the avoidance of doubt, the Prior Agreement.

12.3.       Withholding. All payments made by the Company to Executive under this Agreement shall be net of any tax or other amounts required to be withheld by the Company under applicable law.

12.4.       Successor to Executive. This Agreement shall inure to the benefit of and be enforceable by Executive’s personal representatives, executors, administrators, heirs, distributees, devisees and legatees. In the event of Executive’s death after the termination of Executive’s employment but prior to the completion by the Company of all payments due Executive under this Agreement, the Company shall continue such payments to Executive’s beneficiary designated in writing to the Company prior to Executive’s death (or to Executive’s estate, if Executive fails to make such designation).

12.5.       Successor to Company. The Company shall require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Company expressly to assume and agree to perform this Agreement to the same extent that the Company would be required to perform it if no succession had taken place. Failure of the Company to obtain an assumption of this Agreement at or prior to the effectiveness of any succession shall be a material breach of this Agreement.

12.6.       Enforceability. If any portion or provision of this Agreement (including, without limitation, any portion or provision of any section of this Agreement) shall to any extent be declared illegal or unenforceable by a court of competent jurisdiction, then the remainder of this Agreement, or the application of such portion or provision in circumstances other than those as to which it is so declared illegal or unenforceable, shall not be affected thereby, and each portion and provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law.

12.7.       Survival. The provisions of this Agreement shall survive the termination of this Agreement and/or the termination of Executive’s employment to the extent necessary to effectuate the terms contained herein.

12.8.       Waiver. No waiver of any provision hereof shall be effective unless made in writing and signed by the waiving Party. The failure of any Party to require the performance of any term or obligation of this Agreement, or the waiver by any Party of any breach of this Agreement, shall not prevent any subsequent enforcement of such term or obligation or be deemed a waiver of any subsequent breach.

12.9.       Notices. Any notices, requests, demands and other communications provided for by this Agreement shall be sufficient if in writing and delivered in person or sent by a nationally recognized overnight courier service or by registered or certified mail, postage prepaid, return receipt requested, to Executive at the last address Executive has filed in writing with the Company or, in the case of the Company, at its main offices, attention of the Corporate Secretary.

12.10.     Amendment. This Agreement may be amended or modified only by a written instrument signed by Executive and by a duly authorized officer of the Company.

12.11.     Governing Law. This Agreement shall be construed under and be governed in all respects by the laws of the State of California, without giving effect to the conflict of laws principles of such State. With respect to any disputes concerning federal law, such disputes shall be determined in accordance with the law as it would be interpreted and applied by the United States Court of Appeals for the Ninth Circuit.

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12.12.     Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be taken to be an original; but such counterparts shall together constitute one and the same document.

12.13.     Headings. All captions and section headings used in this Agreement are for convenient reference only and do not form a part of this Agreement.

*     *     *

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Each Party is signing this Agreement on the date opposite its, his or her signature.

FORESCOUT TECHNOLOGIES, INC.

/s/ Darren J. Milliken
Darren J. Milliken
Senior Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer

NICHOLAS NOVIELLO

/s/ Nicholas Noviello

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